UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  April 15, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 9.  Other Events

On April 15, 2020, at the request of the Investment Industry Regulatory Organization of Canada ("IIROC"), Contact Gold Corp. (the "Company") announced that it wishes to confirm that it is not aware of any material, undisclosed information related to the Company that would account for the recent increase in the market price and level of trading volume TSX Venture Exchange (the "TSXV") of its common shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  April 20, 2020

EXHIBIT INDEX

Exhibit	Description

15.1	News Release dated April 15, 2020